Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.law

July 3, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Esoteric Brewing Company, LLC

Amendment No. 2 to the Offering Statement on Form 1-A

Filed May 25, 2018

SEC Comments May 20, 2018

File No. 024-10840

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Esoteric Brewing Company, LLC (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Company’s response to written comments received on June 20, 2018 in connection with the review of the Regulation A Offering Statement Form 1-A, as amended, filed electronically on May 25, 2018. Set forth below is a summary of the comments received and the Company’s responses, in addition to other changes made to the Offering Circular.

Offering Circular

COVER PAGE

1.	Comment: Please revise the offering table to include a footnote to the table disclosing the amount of expenses borne by you in connection with the offering. See Instruction 6 to Item 1(e) of Form 1-A.

Response:       Comment complied with. The Offering Circular now has a footnote on the Cover Page indicating no such funds have been expended by the Issuer.

U.S. Securities and Exchange Commission

July 3, 2018

2.	Comment: Please indicate the disclosure format being followed. See Part II(a)(1) of Form 1-A.

Response:       Comment complied with. The Cover Page now indicates that the Form 1-A Format is being used.

Risk Factors. page 4

3.	Comment: Please revise to address significant impacts to investors given your assumption that the LLC will be treated as a partnership for federal income tax consequences.

Response:       We do not believe a disclosure is required for compliance because the Company is making no representation to potential investors that the investment will create significant tax benefits. SEC Staff Legal Bulletin No. 19 (the “Bulletin”) sheds light on what constitutes a “material” tax consequence. The Bulletin suggests that tax consequences are material to an investment when the issuer represents that the transaction will create significant tax savings or will be tax-free. Here, no such representation is made. The investors will be taxed on the income their Units accrue or on any other distributions received as ordinary income. That being said in an effort to respond to the comment, a tax disclosure has been added regarding potential tax liability of members on page 8 of Part II of the Offering Circular.

Use of Proceeds, page 10

4.	Comment: Please revise to also clarify the use proceeds in the event you raise significantly less than the maximum in the “cost” column.

Response:       Comment complied with. The Use of Proceeds chart on page 10 has been updated with more detail to show what the proceeds will cover. Additional comments concerning the Company’s plan in the event the Company raises funds significantly less than the maximum have been added to pages 10 and 11. Also note that the amount of funds to be raised in this Offering has been fixed in this draft.

Description of the Units, page 17

5.	Comment: Please revise to clarify the principal restrictions and procedures applicable to Series C holders who may seek to sell them or convert them to Series B.

Response:       Comment complied with. The Offering Circular now contains on page 19 a specific section referencing the restrictions on transferring Series C Units including the right of first refusal that Series A and Series B Members possess. Additionally, requirements that Series C Units be held 6 months prior to conversion and then converted via written notice has been emphasized on page 18.

U.S. Securities and Exchange Commission

July 3, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

6.	Comment: Please disclose your plan of operations, including significant milestones and approximate funding required.

Response:       Comment complied with. Additional detail has been provided explaining the operation plan, timeline and expense of getting the business up and running. Detail has also been provided concerning plans over the first five years.

Directors, Executive Officers, and Significant Employees, page 13

7.	Comment: Please provide the name of the company where Brian Jackson is currently employed. See Item 10(c) of Form 1-A. Please also address where appropriate the extent to which his outside employment, including continued employment with a local brewery, could present material conflicts.

Response:       Comment complied with. The name of the brewery is now listed in page 14. No material conflicts are present.

Index to the Exhibits, page 20

8.	Comment: Please file your letter of intent with Paramount Square Master Tenant, LLC as an exhibit. See Item 17.B.6 of Form 1-A. Also, please file your contracts to purchase your brewing system and to purchase your architectural services as exhibits.

Response:       Comment complied with. The Exhibits are attached and identified. Instead of the letter of intent, a signed lease with Paramount Square Master Tenant, LLC as Exhibit 6.1. There has also been attached and the corresponding update has been made to the Description of Property section on page 12. The other exhibits are also included as Exhibit 6.2 and Exhibit 6.3.

9.	Comment: Please revise to include a currently dated consent of your independent accountant as an exhibit to the filing.

Response:       Comment complied with. See consent form attached as Exhibit 11.1.

Signature

10.	Comment: Please have your principal accounting officer and a majority of the members of your governing body sign the offering statement. See Instruction 1 to Signatures of Form 1-A.

Response:       Comment complied with. Signature block now contains the referenced signatures.

U.S. Securities and Exchange Commission

July 3, 2018

************

Notwithstanding the comments, Esoteric Brewing Company, LLC acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Esoteric Brewing
Company, LLC

c:

Ms. Linda Cvrkel

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Craig Arakawa

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Burr

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez Office of Beverages, Apparel, and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549